PPG Industries, Inc.

One PPG Place Pittsburgh, Pennsylvania 15272

William H. Hernandez

Sr. Vice President, Finance

January 19, 2007	Via facsimile to (202) 772-9369

Mr. John M. Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0510

Re:	Comment letter dated January 8, 2007 concerning the Annual Report on

Form 10-K of PPG Industries, Inc. (“PPG”) for the year ended December 31, 2005 and

Form 10-Q for the quarter ended September 30, 2006 – File No. 1-1687

Dear Mr. Hartz:

This letter is furnished in response to your above referenced comment letter. The responses below pertain to all matters raised by the Staff. In order to facilitate your review, our letter presents the Staff comment followed by our response.

Form 10-K for the Year Ended December 31, 2005

Management’s Discussion and Analysis, page 17

Critical Accounting Estimates, page 25

1.	We have read your response to comment 1 in our letter dated December 13, 2006. We note the factors you have identified in contributing to improved earnings of the fiber glass reporting unit in 2006, as well as the progress made during 2006 in achieving a multi-year plan developed by management to improve profitability and cash flow. In future filings, to the extent material, please provide quantitative effect to each of these contributing factors. Consider disclosing the details of your recovery plan by year. See Item 303 of Regulation S-K and Financial Reporting Releases No. 36 and 72 for more guidance.

The Staff’s comment is noted and we will address the items included in your comment in connection with the preparation of our future filings, beginning with our Form 10-K for the year ended December 31, 2006.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 19, 2007

22. Business Segment Information, page 54

2.	We have read your response to comment 3 in our letter dated December 13, 2006. In order for us to understand how you determined your operating segments and the aggregation of the glass and fiber glass operating segments, please provide to us actual copies of the information received by the Executive Committee. In particular, please provide to us copies of the 2005 year-to-date and the most recent 2006 year-to-date reports as identified:

•	Quarterly Financial Statement for PPG Management;

•	The monthly presentations made by the Vice President and Controller;

•	The Long Range Plan;

•	Sales and Earnings of the 15 business units.

We may have further questions after receipt of this information.

We are submitting to you under separate cover, as confidential supplemental information, a copy of the following information:

•	Quarterly Financial Statement for PPG Management

•	For the quarter and year ended December 31, 2005

•	For the quarter and year ended December 31, 2006

•	Monthly presentation made by the Vice President and Controller

•	At the meeting held January 9, 2006 covering the financial information for the quarter and year ended December 31, 2005

•	At the meeting held January 11, 2007 covering the financial information for the quarter and year ended December 31, 2006

•	Sales and Earnings of the 15 business units

•	For the year ended December 31, 2005

•	For the year ended December 31, 2006

On January 16, 2007, Messrs. David B. Navikas, Vice President and Controller, and Keith Belknap, Assistant General Counsel, had a telephonic conversation with you. During that call, you expressed the conclusion that the Long Range Plan document requested in your letter of January 8, 2007 need not be submitted as the business unit sales and earnings information that you seek appears in the other three reports you have requested. We appreciate your willingness to reduce the amount of information being requested.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 19, 2007

Summary statement concerning PPG’s reportable segments

PPG Management has concluded that, in its judgment, the application of the requirements of SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Financial Information” to the Company’s facts and circumstances leads to the conclusion that the Company is comprised of four operating segments – Coatings, Glass, Fiber Glass and Chemicals. In addition, PPG management has concluded that the aggregation criteria in paragraph 17 of SFAS No. 131 support our conclusion that the Glass and Fiber Glass operating segments can be aggregated into one reportable segment. The Company’s reportable segments are currently comprised of 14 reporting units, as that term is defined in SFAS No. 142. This is a reduction of one reporting unit because effective January 1, 2007, the Insurance and Services reporting unit was combined into the Automotive Replacement Glass unit. The reporting units are the major product lines within each reportable segment. The reporting units by reportable segment are identified as follows:

• Coatings:	Aerospace, Architectural, Automotive, Industrial, Packaging and Refinish

• Glass:	Automotive Glass, Automotive Replacement Glass and Services, Fiber Glass, and Performance Glazings

• Chemicals:	Chlor-Alkali and Derivatives, Fine Chemicals, Optical Products and Silicas

We offer the following comments in support of our conclusion that the Company is comprised of four operating segments.

SFAS No. 131 requires that segment information for external reporting be determined using the management approach, which is the way management organizes the segments within the company for making operating decisions and assessing performance.

Paragraph 3 of SFAS No. 131 indicates that the objective of disclosing information about the segments of an enterprise is to provide financial statement users with information about the different types of business activities in which an enterprise is engaged and the different economic environments in which it operates. When thinking about accomplishing that objective in relation to PPG, the Company’s business activities and market environments are naturally defined by the industries in which the Company operates. The natural groupings are Coatings, Glass, Fiber Glass and Chemicals.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 19, 2007

Management has defined the Company along these industry lines for many years. The Company was founded in 1883 as the Pittsburgh Plate Glass Company, a name which reflected the business activity at inception. In 1968, the Company changed its name to PPG Industries to reflect the diversification in the business activities that had occurred over time. In the 1968 Annual Report to Shareholders, management organized the discussion of PPG’s business into four sections, one each for the Glass, Chemicals, Coatings and Fiber Glass Divisions. In the Financial Review included in the 1968 Annual Report, sales of each Division were presented as a percentage of total sales. Over time, management has shifted PPG’s business portfolio by emphasizing Coatings in total while Glass has become a smaller portion of the total Company, but management continues to believe that the Company’s business activities and the economic environments in which it operates are defined by our Coatings, Chemicals, Glass and Fiber Glass operating segments.

From an historical perspective, PPG has a long tradition of performance that has been built on the strength of the operational excellence of our manufacturing capabilities and the technological advancements developed by our research and development efforts. When looking at PPG from a manufacturing or research and development perspective, the natural segmentation of our activities is into the four operating segments of Coatings, Glass, Fiber Glass and Chemicals. The Company’s substantial manufacturing assets in each operating segment are generally shared by the reporting units comprising each operating segment rather than each reporting unit having its own dedicated manufacturing resources. In a similar manner, the Company operates separate and distinct research and development centers, one for each of the four operating segments.

The Executive Committee, which includes the Chairman of the Board and Chief Executive Officer, the Senior Vice President, Finance, and the Senior Vice President, General Counsel and Secretary, is PPG’s chief operating decision maker. SFAS No. 131 defines the chief operating decision maker as the person or group with the authority to make decisions about resources to be allocated to operating segments and to assess their performance.

The principal information which the Executive Committee receives on a regular basis and uses to make decisions relative to the allocation of resources and the assessment of performance includes the quarterly Financial Statements for PPG Management, the monthly presentations made by the Vice President and Controller and the long-range plan. The monthly presentations, the quarterly Financial Statements for PPG Management and the long range plan present financial information for our four operating segments: Coatings, Glass, Fiber Glass and Chemicals. Sales and earnings for the reporting units that comprise the four operating segments are also presented to the Executive Committee together with the information at the operating segment level. In addition, although the long-range plan is developed at the department level, the plan information is also consolidated into plant, reporting unit, operating segment and total PPG level information.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 19, 2007

The Executive Committee has considered for many years that receiving a presentation of the financial results of PPG Industries that has disaggregated the consolidated financial information into the results for the Coatings, Glass, Fiber Glass and Chemicals businesses is a meaningful and logical presentation of Company results. The products, production processes, customers and methods of distribution of the four operating segments are sufficiently different to warrant looking at them separately. At the same time, the products, production processes, customers and methods of distribution of the reporting units that comprise each operating segment are sufficiently similar to make Coatings, Glass, Fiber Glass and Chemicals our operating segments. These assessments of differences and similarities between products, production processes, customers and methods of distribution have been made based on judgment, consistently applied and reinforced by experience. The rationale for using this approach has been the fact that PPG management has been assessing the performance of the Company based on financial information segmented into these four operating segments since at least 1968. The perception from within PPG has long been that the Company consists of its Coatings, Glass, Fiber Glass and Chemicals businesses.

As a result, you will see in the Quarterly Financial Statements for PPG Management and the monthly presentation to the Executive Committee that the bulk of the information is presented at the operating segment level. There is also consolidated PPG financial information presented as well as selected financial information on each of the reporting units. The reporting unit sales and earnings information has been viewed as a logical way to present a more detailed level of information concerning the financial performance of each operating segment.

It is clear that financial information is presented on a regular basis to the Executive Committee at both the operating segment and reporting unit levels. It is also clear that when the Executive Committee assesses performance and allocates resources, decisions are made based on the totality of information in their possession. It is impossible to compartmentalize certain information in their possession as having been used to support a particular decision while other information in their possession has not been used. Paragraph 15 of SFAS No. 131 indicates that if the chief operating decision maker regularly reviews the operating results of two sets of components of an enterprise and that financial information is available for both components, then the component based on products and services would constitute the operating segments. We believe our circumstances are similar to the situation described in this paragraph as financial information for two sets of components of PPG is being regularly reviewed by

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 19, 2007

the chief operating decision maker; however, both sets are based on products and services, so the guidance of paragraph 15 does not lead us to a clear conclusion as to which component constitutes our operating segments.

In the final analysis, PPG management has exercised its judgment in determining the Company’s operating segments in accordance with SFAS No. 131 and has concluded that its operating segments are the Coatings, Glass, Fiber Glass and Chemicals businesses. We believe the segment information that has been disclosed has been meaningful and useful to investors by conveying the Company’ results in a manner that provides relevant information about the different types of business activities in which the Company is engaged and the different economic environments in which it operates.

We also acknowledge that PPG has long been a conglomerate enterprise. The competitive environment, including the impacts of globalization, creates a dynamic and changing marketplace in which our portfolio of businesses operate. Over time, these forces have resulted in changes in our business focus that more recently have included an emphasis on growing our overall Coatings businesses. This has been particularly true in the period since 1998 and we anticipate that it will continue into the future. Over a more recent time period, we have also seen a decline in the performance of our Glass business. While some progress was made in 2006 in improving the performance of Glass, we have concluded that in 2007 we will aggressively evaluate all alternatives for this business which may include restructuring, realignment or sale. We have disclosed this conclusion in our press release of earnings for 2006 issued on January 18, 2007 and we intend to provide further disclosure concerning these actions as they develop in 2007. As a result, we had been anticipating, prior to the receipt of your December 13, 2006 letter, the possibility that our assessment of PPG’s operating segments may well change over the course of 2007, depending upon what portfolio changes, if any, we make.

Form 10-Q for the quarter ended September 30, 2006

16. Commitments and Contingent Liabilities, page 17

3.	We appreciate your response to our comment about your contingent liabilities. We note your acknowledgement that the charges recorded in the third quarter related to those sites and the reasonably possible additional losses represent amounts that are significant. We also note that you have identified environmental liabilities as a risk factor and a critical accounting estimate for your company. Considering these facts, we previously asked that you provide substantially more information concerning this issue, which we believe is consistent with GAAP requirements. Therefore, please provide us with the proposed disclosures to be provided in future filings regarding environmental liabilities. In addition, we remind you that to the extent material, details concerning individual sites may be necessary.

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 19, 2007

Staff Accounting Bulletin 5:Y was issued to provide our interpretation of current accounting literature and disclosure requirements and serve as guidance for public companies in their disclosures regarding contingent liabilities.

In that SAB, we clearly state that we believe that environmental liabilities typically are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being unclear and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on a registrant’s financial condition, results of operations, or liquidity.

Among the disclosures called for in the SAB are as follows:

•	Circumstances affecting the reliability and precision of loss estimates;

•	The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency.

•	Whether, and to what extent, losses may be recoverable from third parties;

•	The contribution of other parties;

•	The period in which claims for recovery may be realized;

•	The likelihood that claims for recovery may be contested;

•	The financial condition of third parties from which recovery is expected;

•	The timing of payments of accrued and unrecognized amounts;

•	The material components of the accruals and significant assumptions underlying estimates;

•	The recurring costs of managing hazardous substances and pollutions in ongoing operations;

•	Capital expenditures to limit or monitor hazardous substances or pollutants;

•	Mandated expenditures to remediate previously contaminated sites;

Mr. John M. Hartz, Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

January 19, 2007

•	Other infrequent or non-recurring clean-up expenditures that can be anticipated, but which are not required in the present circumstances;

•	Disaggregated disclosure that describes accrued and reasonably likely losses with respect to particular environmental sites that are individually material;

•	The consequences on amounts accrued and the range estimates for investigations and remediations that are in different stages with respect to individual sites.

In order for us to better understand how you intend to approach these disclosure requirements, please provide us with your proposed disclosures in future filing regarding environmental liabilities.

We acknowledge the disclosure requirements of Staff Accounting Bulletin (SAB) 5:Y and have endeavored to comply with these requirements in our previous disclosures of environmental matters. In addition, we have specifically considered the list of items from the SAB, which you have summarized in your letter of January 8, 2007, in preparing our draft disclosures concerning environmental matters to be included in our December 31, 2006 Annual Report on Form 10-K. We believe that the items in this list, to the extent that they are applicable and material to PPG, have been included in our draft disclosures. As you have requested, we are providing, under separate cover, as confidential supplemental information, the current draft of our proposed disclosure of environmental matters, with changes highlighted. We believe that this draft disclosure complies with the requirements of SAB 5:Y, SFAS No. 5, “Accounting for Contingencies” and AICPA Statement of Position 96-1, “Environmental Remediation Liabilities”.

We believe we have fully addressed your comments. If you have any further questions or require additional information, please contact David B. Navikas, Vice President and Controller at (412) 434-3812.

Sincerely yours,

/s/ W. H. Hernandez
W. H. Hernandez
Senior Vice President, Finance

cc: Jenn Do, SEC Staff Accountant